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SECURITIES AND EXCHANGE COMMISSION

RECEIVED

DEC 3 0 2009

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5

PART III
FACING PAGE

SEC FILE NUMBER
8-45411

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934, Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____ November 1, 2008 AND ENDING _____ October 31, 2009
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RBC Capital Markets Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza

(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Steven DeCicco   (212) 428-6200
                                                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                    (Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	Zip Code

CHECK ONE: Certified Public Accountant

☐   Public Accountant
        Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of fac and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-2)

RBC CAPITAL MARKETS CORPORATION & SUBSIDIARIES
(A Wholly-Owned Subsidiary of RBC Capital Markets Holdings (USA) Inc.)
(SEC I.D. No. 8-45411)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
and Regulation 1.10(g) under the
Commodity Exchange Act
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of RBC Capital Markets Corporation & Subsidiaries.
One Liberty Plaza
165 Broadway
New York, NY 10006-1404

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to October 31, 2009, which were agreed to by RBC Capital Markets Corporation & Subsidiaries (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended October 31, 2009 less revenues reported on the Financial and Operational Combined Uniform Single ("FOCUS") reports for the period from November 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to October 31, 2009 and noted that total revenue reported in Form SIPC-7T did not include: $68 million in revenue relating to J.B. Hanauer & Co. and $18 million in revenue relating to variable interest entities.

3. Compared any adjustments reported in Form SIPC-7T with FOCUS reports for the period from April 1, 2009 to October 31, 2009, and schedule of "Mutual Fund and Insurance Commissions" prepared by management, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, and in the FOCUS reports for the period from November 1, 2008 to October 31, 2009, and the schedule of "Mutual Fund and Insurance Commissions" prepared by management, noting no differences.

Member of
Deloitte Touche Tohmatsu

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

December 21, 2009

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

RBC CAPITAL MARKETS CORPORATION
ONE LIBERTY PLAZA
6 TH FLOOR
NEW YORK , NY 10006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven DeCicco   212-858-7323

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 3,801,565

   B. Less payment made with SIPC-4 made in January, February or March 2009
      (For all fiscal year ends except January, February, or March)   (569,648) *

      7/3/09
      Date Paid

   C. Assessment balance due   3,231,917

   D. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   E. Total assessment balance and interest due (or overpayment carried forward) $_____

   F. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as E above) $ 3,231,917

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   JB Hanquer + Co.

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RBC CAPITAL MARKETS CORPORATION
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20____.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER	Dates: _____ Postmarked	_____ Received	_____ Reviewed	
	Calculations _____		Documentation _____	Forward Copy _____
	Exceptions:			
	Disposition of exceptions:			

* Payment made for assessment
1 period 4/1/09 to 4/30/09

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending _10 - 31_, 20_09_
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 1,986,464,107

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

127,261,119

(2) Revenues from commodity transactions.

2,756,826

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

210,640,697

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ 125,179,602

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ 9,279,017

Enter the greater of line (i) or (ii)

125,179,602

Total deductions

465,838,244

2d. SIPC Net Operating Revenues

$ 1,520,625,863

2e. General Assessment @ .0025

$ 3,801,565

(to page 1 but not less than $150 minimum)

2

RBC CAPITAL MARKETS CORPORATION & SUBSIDIARIES
(A Wholly-Owned Subsidiary of RBC Capital Markets Holdings (USA) Inc.)

TABLE OF CONTENTS

Page

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
RBC Capital Markets Corporation
New York, New York

We have audited the accompanying consolidated statement of financial condition of RBC Capital Markets Corporation and subsidiaries (the "Company") as of October 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at October 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated statement of financial condition taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statement, but are supplementary information required by the regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statement taken as a whole.

Deloitte & Touche LLP

December 21, 2009

RBC CAPITAL MARKETS CORPORATION & SUBSIDIARIES
(A Wholly-Owned Subsidiary of RBC Capital Markets Holdings (USA) Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2009
(In thousands except share and per-share information)

ASSETS

Cash	$ 358,998
Cash segregated under Federal and other regulations	479,004
Securities purchased under agreements to resell	8,305,197
Securities borrowed	4,261,803
Securities owned, at fair value (includes securities pledged of $10,698,802)	14,428,519
Receivable from broker-dealers and clearing organizations	3,381,829
Receivable from Parent and affiliates	242,901
Receivable from customers	1,030,175
Other receivables	1,812,220
Deferred income taxes	311,589
Fixed assets, at cost, net of accumulated depreciation and amortization of $197,450	290,845
Goodwill	753,475
Intangible assets, net of accumulated amortization of $19,541	21,833
Other assets	480,099
TOTAL ASSETS	**$ 36,158,487**

LIABILITIES AND STOCKHOLDER'S EQUITY

Drafts payable	99,978
Securities sold under agreements to repurchase	16,057,689
Securities loaned	1,212,529
Securities sold, but not yet purchased, at fair value	4,374,480
Payable to broker-dealers and clearing organizations	1,808,992
Payable to affiliates	2,151,851
Payable to customers	2,407,906
Accrued compensation	1,422,148
Long-term borrowings with affiliates	600,000
Accounts payable and accrued liabilities	1,693,214
	31,828,787
Liabilities subordinated to claims of general creditors	1,386,000
TOTAL LIABILTIES	**33,214,787**

Stockholder's Equity:

Non-voting, non-convertible, non-interest bearing preferred stock, par value $0.10 per share, 100 shares authorized, 1 share outstanding, $10,000 liquidation preference	10
Common stock, par value $0.125 per share, 160,000 shares authorized, 150,708 issued and outstanding	19
Additional paid-in capital	2,474,543
Retained earnings	469,128
TOTAL STOCKHOLDER'S EQUITY	**2,943,700**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 36,158,487**

See notes to the consolidated statement of financial condition.

RBC CAPITAL MARKETS CORPORATION & SUBSIDIARIES
(A Wholly-Owned Subsidiary of RBC Capital Markets Holdings (USA) Inc.)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
YEAR ENDED OCTOBER 31, 2009

1. ORGANIZATION AND NATURE OF BUSINESS

RBC Capital Markets Corporation and Subsidiaries (the "Company") is a wholly-owned subsidiary of RBC Capital Markets Holdings (USA) Inc. (the "Parent"), a Delaware corporation. The Parent is ultimately wholly-owned by Royal Bank of Canada ("RBC" or "Ultimate Parent"). The consolidated statement of financial condition includes the Company and its wholly-owned subsidiaries.

The Company is a registered broker-dealer, a Futures Commission Merchant and is a member of the New York Stock Exchange ("NYSE") and other securities and commodities exchanges. The Company offers full-service brokerage and investment banking services to individual, institutional, corporate and governmental clients. In conjunction with those services to its clients, the Company conducts principal trading primarily in municipal bonds and other fixed income securities. The Company provides asset management services for its customers and clearing services to unaffiliated correspondent firms through its RBC Correspondent Services division ("RBC CS"). The Company is a clearing broker for affiliated broker-dealers. The Company carries all customer accounts of the correspondent brokers and extends margin credit to these customers.

Effective after the close of business on October 9, 2009, J.B. Hanauer & Co. ("JBH"), a subsidiary of the Parent, was merged into the Company (see Note 3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation — The consolidated statement of financial condition includes the accounts of the Company and its subsidiaries. Intercompany transactions and balances are eliminated in consolidation. Additionally, all entities that meet the criteria of a variable interest entity ("VIEs") requiring consolidation under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810-10, *Consolidation*, have been consolidated into the financial statements (see Note 21). The Company follows accounting principles generally accepted ("GAAP") in the United States of America.

Use of Estimates — The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes (including valuation of certain securities owned and securities sold, but not yet purchased, the outcome of litigation and the carrying amounts of goodwill). Actual results could differ from estimates.

Cash — Cash includes cash on hand and cash in depository accounts with other financial institutions.

Securities Transactions — Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date.

Securities owned and securities sold, but not yet purchased, are recorded at fair value. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the consolidated statement of financial condition.

Resale and Repurchase Transactions — The Company purchases securities under agreements to resell ("reverse repurchase agreements") and take possession of these securities. Reverse repurchase agreements are treated as collateralized lending transactions whereby the Company monitors the market value of the securities purchased and additional collateral is obtained when appropriate. The Company also has the right to liquidate the collateral held in the event of counterparty default. The Company also sells securities under agreements to repurchase ("repurchase agreement"), which are treated as collateralized borrowing transactions.

Reverse repurchase agreements and repurchase agreements are carried on the consolidated statement of financial condition at fair value.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Income Taxes — The Company is included in the consolidated income tax returns filed by RBC's U.S. – based holding company, RBC Holdings (USA), Inc. ("RBC Holdings"). The Company also files various separate as well as unitary and combined state income tax returns with various members of RBC Holdings consolidated group. The provision for income taxes is calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from RBC Holdings. Members of the combined group received tax benefit for the utilization of their tax attributes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the consolidated statement of financial condition, utilizing currently enacted tax laws and rates. Deferred tax provisions or benefits are recognized in the consolidated statement of financial condition for differences between the tax basis and book basis of assets and liabilities.

The Company accounts for income taxes under the asset and liability method prescribed by FASB ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amount of existing assets and liabilities and their respective tax bases using currently enacted tax rates.

The Company also applies the accounting principles related to the accounting for uncertainty in income taxes. These principles prescribe a recognition threshold and measurement attribute for the consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These principles provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Receivable from and Payable to Customers — Amounts receivable from customers are primarily related to margin balances. Other customer receivables and payables result from cash transactions. The Company does not include in its consolidated statement of financial condition the securities owned by customers or the securities sold short by customers.

Other Receivables — Included in other receivables are student loans of $1.5 billion related to the consolidation of VIEs (see Note 21). Also included in other receivables are forgivable loans made to financial consultants and other revenue-producing employees, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized on a straight-line basis over the term of the loans, which is generally two to ten years.

Stock Based Compensation — The Company accounts for stock-based compensation plans in accordance with ASC 718, *Compensation – Stock Compensation*.

Depreciation and Amortization — Depreciation for equipment and furniture is provided on a straight-line basis using estimated useful lives of one to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Capitalized software costs are amortized based on a straight-line basis over the estimated economic life, generally over three to five years. Depreciation for equipment and furniture and amortization for leasehold improvements and capitalized software commence on the date placed into service.

Memberships in Exchanges — The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are carried at cost and assessed periodically for potential impairment. There were no exchange membership impairments in 2009.

Goodwill and Intangible Assets — Goodwill primarily relates to the acquisitions of First Institutional Securities, LLC, William R. Hough & Co., Carlin Financial Group ("Carlin"), Daniels & Associates, LP ("Daniels"), Seasongood & Mayer, LLC, Ferris, Baker Watts, Incorporated ("FBW") and Richardson Barr & Co ("Richardson Barr"). Under the provisions of FASB ASC 350, *Intangibles - Goodwill and Other*, intangible assets acquired in a business combination, which possess finite useful lives, are tested for impairment at least annually. An indicator of impairment of goodwill results if the net book value of the reporting unit exceeds its estimated fair value. The Company performed its annual assessment of goodwill and intangible assets in August 2009, resulting in no impairment.

The changes in the carrying amount of goodwill for the year ended October 31, 2009 are as follows (in thousands):

Balance as of October 31, 2008	$	768,054
Goodwill - Carlin		(16,774)
Goodwill - Daniels		(5)
Goodwill - FBW		(258)
Goodwill - Richardson Barr		2,458
Balance as of October 31, 2009	$	753,475

Intangible assets, which include customer relationships and non-compete agreements, are amortized over their estimated useful lives of three to ten years on a straight-line basis.

Recent Accounting Pronouncements —

FASB Accounting Standards Codification. In July 2009, the FASB issued the FASB Accounting Standards Codification ("the Codification") as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification is effective for the

Company's 2009 consolidated statement of financial condition and did not have an effect on the Company's consolidated statement of financial condition.

Business Combinations (ASC 805). In December 2007, the FASB issued amended accounting principles related to business combinations, which changed the accounting for transaction costs, certain contingent assets and liabilities, and other balances in a business combination. In addition, in partial acquisitions, when control is obtained, the amended principles require that the acquiring company measure and record all of the target's assets and liabilities, including goodwill, at fair value as if the entire target company had been acquired. These amended accounting principles will apply to the Company's business combinations in the fiscal year beginning November 1, 2010. Adoption will not affect the Company's consolidated statement of financial condition, but may have an effect on accounting for future business combinations.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (ASC 860). In February 2008, the FASB issued amended accounting principles related to transfers of financial assets and repurchase financing transactions. These amended principles require an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction (for purposes of determining whether a sale has occurred) unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. The Company adopted these amended accounting principles for new transactions entered into after November 2009. Adoption did not have a material effect on the Company's consolidated statement of financial condition.

Disclosures about Derivative Instruments and Hedging Activities (ASC 815-10). In March 2008 the FASB issued amended accounting principles related to disclosures about derivative instruments and hedging activities. These principles are effective for the Company's fiscal year beginning November 1, 2009. These amended principles require qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. These amended principles do not require any new derivative or hedging measurements. The Company is currently evaluating the impact of the adoption of these principles on its consolidated statement of financial condition.

Determination of the Useful Life of Intangible Assets (ASC 350). In April 2008, the FASB issued amended accounting principles related to determination of the useful life of intangible assets. These principles amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350, *Intangibles - Goodwill and Other*. The intent of this standard is to improve the consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the asset under ASC 805, and other U.S. generally accepted accounting principles. This statement is effective for the Company's fiscal year beginning November 1, 2009. The Company is currently evaluating the impact of the adoption of these principles on its consolidated statement of financial condition.

Fair Value Measurements and Disclosures (ASC 820-10). In October 2008, the FASB issued amended accounting principles related to determining fair value of a financial asset when the market for that asset is not active. These amended principles clarify the application of ASC 820, for a market that is not active. They also allow for the use of management's internal assumptions about future cash flows with appropriately risk-adjusted discount rates when relevant observable market data does not exist. These amended principles did not change the objective of fair value measurement which is the determination of the price that would be received in an orderly transaction that is not a forced liquidation

or distressed sale at the measurement date. These amended principles were effective upon issuance, including prior periods for which consolidated statement of financial condition had not been issued. The adoption of these amended principles had no impact on the Company's consolidated statement of financial condition.

Employers' Disclosure about Postretirement Benefit Plan Assets (ASC 715). In December 2008, the FASB issued amended accounting principles related to employers' disclosure about postretirement benefit plan assets. These amended principles provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan under ASC 715, *Compensation - Retirement Benefits*. The disclosures about plan assets required by these amended principles shall be provided for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of the adoption of these principles on its consolidated statement of financial condition.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820). In April 2009, the FASB issued amended accounting principles related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Specifically, these amended principles list factors which should be evaluated to determine whether a transaction is orderly, clarify that adjustments to transactions or quoted prices may be necessary when the volume and level of activity for an asset or liability have decreased significantly, and provide guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The Company adopted these amended accounting principles in the fiscal year ended October 31, 2009. Since the Company's fair value methodologies were consistent with these amended accounting principles, the adoption did not affect the Company's consolidated statement of financial condition.

Subsequent Events (ASC 855). In May 2009, the FASB issued amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the consolidated statement of financial condition are issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the consolidated statement of financial condition is required. These amended principles were effective for the Company in the fiscal year ending October 31, 2009. Since these amended principles require only additional disclosures concerning subsequent events, adoption of the standard did not affect the Company's consolidated statement of financial condition. The Company evaluated subsequent events up to the date the consolidated statement of financial condition were issued, which was December 23, 2009.

Transfers of Financial Assets and Interests in Variable Interest Entities. In June 2009, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 166, *"Accounting for Transfers of Financial Assets — an amendment of ASC 860 (formerly known as FASB Statement No. 140)"* and SFAS No. 167, *"Amendments to ASC 810 (formerly known as FASB Interpretation No. 46(R)),"* which change the accounting for securitizations and VIEs. SFAS No. 166 will eliminate the concept of a QSPE, change the requirements for derecognizing financial assets, and require additional disclosures about transfers of financial assets, including securitization transactions and continuing involvement with transferred financial assets. SFAS No. 167 will change the determination of when a VIE should be consolidated. Under SFAS No. 167, the determination of whether to consolidate a VIE is based on the power to direct the activities of the VIE that most significantly impact the VIE's economic performance together with either the obligation to absorb losses or the right to receive benefits that could be significant to the VIE, as well as the VIE's purpose and design. SFAS No. 166 and 167, which have not yet been incorporated into the Codification, are effective for fiscal years beginning after

November 15, 2009. The Company is currently evaluating the impact of the adoption of these statements on its consolidated statement of financial condition.

Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value. In August 2009, the FASB issued amended accounting principles to ASC 820-10 as Accounting Standards Update ("ASU") No. 2009-05, *"Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value."* These amended principles provide guidance in measuring liabilities when a quoted price in an active market for an identical liability is not available and clarifies that a reporting entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. These amended principles are effective for consolidated statement of financial condition issued for the first reporting period beginning after issuance of the ASU. Because the Company's current fair value measurement policies are consistent with the ASU, adoption will not affect the Company's consolidated statement of financial condition.

3. BUSINESS COMBINATIONS

Effective after the close of business on October 9, 2009, J.B. Hanauer & Co. ("JBH") merged with and into the Company. In connection with the merger, the Company issued 1,590 shares of common stock to the Parent as consideration for its shares of JBH. As a result of the merger, JBH's former wholly-owned subsidiary, J.B. Hanauer Agency, Inc. ("Agency"), became a wholly-owned subsidiary of the Company. Effective October 12, 2009, Agency transferred the licenses and appointments previously held by it for the former JBH consultants who conducted annuity and life insurance business to the Company, and Agency is currently in the process of being dissolved.

The merger was accounted for as a transaction between entities under common control, and therefore treated as if it occurred on November 1, 2008. At the time of merger, JBH had assets of $79.4 million, liabilities of $24.3 million and stockholder's equity of $55.1 million.

4. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At October 31, 2009, the Company had a balance of $375 million in the special reserve account.

The Company also computes a reserve requirement for the proprietary accounts of introducing brokers ("PAIB"). Based on this calculation, at October 31, 2009, the Company had a balance of $100 million in the special reserve account.

Cash of approximately $3.9 million has been segregated under the Commodity Exchange Act.

5. RELATED PARTY TRANSACTIONS

The Company provides certain services related to securities transactions with its Parent and other affiliates. The Company also manages the business affairs of certain affiliates under agency agreements, and acts as a computation agent, accounting resource, risk manager and legal representative for affiliates under technical service agreements.

RBC USA Holdco Corporation ("Holdco"), the parent company of RBC Capital Markets Holdings (USA) Inc., guarantees the due and punctual performance of all obligations to the New York Clearing Corporation arising out of accounts cleared by the Company.

In addition to the affiliate receivables and payables disclosed on the statement of financial condition or in other disclosures, the Company had the following outstanding receivables and payables with affiliates (in thousands):

	Receivable	Payable
Securities purchased under agreements to resell	$ 1,485,948	$ -
Securities sold under agreements to repurchase	-	3,235,635
Securities borrowed	648,608	-
Securities loaned	-	145,636

6. RECEIVABLE/PAYABLE FROM/TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at October 31, 2009, consisted of the following (in thousands):

	Receivable	Payable
RBC Capital Markets Arbitrage S.A. (an affiliate)	$ 2,421,286	$ 249,477
Trade date/settlement date accrual	-	1,081,269
Broker-dealers (affiliates)	129,793	286,033
Broker-dealers and clearing organizations	672,278	59,450
Fails to deliver/receive	158,472	132,763
	$ 3,381,829	$ 1,808,992

7. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, at October 31, 2009 consisted principally of trading securities at fair value as follows (in thousands):

	Owned	Sold, But Not Yet Purchased
U.S. and Canadian government and agency obligations	$ 6,916,722	$ 3,077,099
State and municipal obligations	1,664,751	538
Corporate obligations	2,842,646	1,085,434
Equities and warrants	711,679	102,360
Commercial paper	830,378	2,762
Money market funds	1,310,187	394
Other	152,156	105,893
	$ 14,428,519	$ 4,374,480

The Company pledges its securities owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in securities owned on the consolidated statement of financial condition.

At October 31, 2009, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $16.6 billion, and substantially all has been sold or repledged. Additionally, the Company has approximately $600 million in securities for securities transactions in which the Company is the borrower.

8. FIXED ASSETS

The Company's fixed assets at October 31, 2009, consisted of the following (in thousands):

Furniture and equipment	$ 39,463
Computer equipment and software	229,825
Leasehold improvements	166,785
Land	59
Work in Progress	52,163
	488,295
Accumulated depreciation and amortization	(197,450)
Net fixed assets	$ 290,845

Depreciation and amortization for work in progress begins when the assets are placed in service.

9. INTANGIBLE ASSETS

The Company's intangible assets at October 31, 2009 consisted of the following (in thousands):

Customer relationships	$ 39,904
Non-compete	1,470
	41,374
Accumulated amortization	(19,541)
Net intangible assets	$ 21,833

Intangible assets, which include customer relationships and non-compete intangible assets, are amortized over their estimated useful lives of three to ten years on a straight-line basis.

10. OTHER ASSETS

Other assets, at October 31, 2009, consist of the following (in thousands):

Dividend and interest receivables	$	101,613
Investment in wealth accumulation plan		281,214
Prepaid expense		32,516
Other assets		64,756
Total other assets	$	480,099

11. INCOME TAXES

The Company is included in the consolidated federal income tax returns filed by RBC Holdings. The Company also files various separate as well as unitary and combined income tax returns with various members of RBC Holdings consolidated group. In accordance with the intercompany tax-sharing agreement, the Company calculates its taxes on a separate company basis and the total amount of taxes payable or receivable (current and deferred) are recorded on a net basis. Income taxes currently payable or receivable are paid to or received from RBC Holdings. Members of the combined group received tax benefits for the utilization of their tax attributes.

The Company's tax rate differs from the statutory Federal rate primarily due to tax exempt income, state and local taxes and the disallowance of meals and entertainment expenses.

At October 31, 2009, the Company had net deferred tax assets of $311.6 million, which includes JBH deferred tax asset of $5.7 million. The tax effects of temporary differences that gave rise to deferred tax assets and liabilities relate primarily to compensation expense, reserves, deferral of intercompany gain, and goodwill. The Company has $4.4 million of foreign tax credits carryover, which will expire in 2017-2018. The Company does not expect to utilize the foreign tax credits carryover before their expiration dates. Thus, a full valuation allowance of $4.4 million has been established against the foreign tax credits carryover.

The Company has a branch in Canada. Accordingly, it is subject to Canadian federal and provincial taxes on the income of the branch.

Income tax benefits are recognized and measured based on a two-step model: (i) a tax position must be more-likely-than-not of being sustained where "more-likely-than-not" means a likelihood of more than 50%, and (ii) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with this guidance and the tax benefit claimed on a tax return in referred to as an unrecognized tax benefit ("UTB"). A reconciliation of the change in the UTB balance (excluding any related accrual for interest) from November 1, 2008 to October 31, 2009 is as follows (in thousands):

Unrecognized Tax Benefits as at October 31, 2008	$41,589
Add: Increases related to positions taken during prior years	26,122
Add: Increases related to positions taken during current year	-
Add: Positions acquired or assumed in business combinations	-
Less: Decreases related to positions taken during prior years	(2,364)
Less: Settlements	-
Less: Expiration of statute of limitations	-
Unrecognized Tax Benefits as at October 31, 2009	$65,347

At October 31, 2009 and October 31, 2008, the balances of the Company's UTBs were recorded in current income tax payable. The UTBs, excluding any related accrual for interest, amounted to $65.3 million and $41.6 million, respectively, of which $65.3 million and $41.6 million, respectively, if recognized, would affect the Company's effective tax rate. It is difficult to project how unrecognized tax benefits will change over the next 12 months.

The following are the major tax jurisdictions in which the Company operates and the earliest tax year subject to examination.

Jurisdiction	Tax Year
Canada	2003
United States	2003

12. COMMITMENTS AND CONTINGENT LIABILITIES

Leases

The Company leases office space, furniture, and communications and information technology equipment under various non-cancelable operating leases. Most office space lease agreements include rate increases, which are recognized on a straight-line basis over the life of the lease, and cover payments of real estate taxes, insurance, and other occupancy expenses. At October 31, 2009, the aggregate future minimum rental payments were as follows (in thousands):

Year	
2010	$ 87,997
2011	78,046
2012	70,883
2013	59,172
2014	47,941
Thereafter	159,974
Total	$ 504,013

Exchange Memberships

The Company is a member of several exchanges and clearinghouses. Under the standard membership agreements, members are generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members

would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability was recorded for these arrangements at October 31, 2009.

Litigation

The Company has been named, as a defendant in various legal actions, including arbitrations, class actions and other litigation including those described below, arising in connection with its activities as a broker-dealer. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters; how or if such matters will be resolved; when they will ultimately be resolved; or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the consolidated statement of financial condition of the Company.

Legal reserves have been established in accordance with the requirements for accounting for contingencies. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

The Company is a defendant in a purported class action lawsuit related to claims by financial consultants that they were entitled to compensation for vesting under certain benefit plans and for overtime under certain state and federal laws. Management does not believe the impact of this matter will have a material adverse effect on the Company's consolidated statement of financial condition, although the damages claimed by the plaintiffs are substantial.

Repurchase offer of Auction Rate Securities ("ARS")

On October 8, 2008, as part of an agreement in principle to settle with the U.S. regulators, the Company offered to repurchase ARS held by qualified retail brokerage customers.

At the completion of the buyback program, the Company repurchased ARS with notional values of $750.0 million.

13. SHORT-TERM BORROWINGS

The Company has $1.2 billion in short-term (overnight) credit facilities with non-affiliated banks. These facilities are used to manage short-term liquidity needs. As of October 31, 2009, there was no outstanding balance under these facilities. Interest is paid monthly and is based on a floating rate of the federal funds rate plus a variable spread.

The Company has an $850.0 million short-term (overnight) credit facility with RBC. This facility is used to manage short-term liquidity needs. As of October 31, 2009, there was no outstanding balance under this facility. Interest is paid daily and is based on a floating rate of the federal funds rate plus 0.30%.

The Company has a revolving credit agreement with RBC. The Company amended the agreement on August 27, 2009, and reduced the facility from $4.8 billion to $3.0 billion. At October 31, 2009, the amount available was $3.0 billion and there was no borrowings under this facility. Interest is paid monthly and is based on a floating rate of 30-day LIBOR, as of each reset date, plus 0.75%. Loans under this facility are unsecured.

14. LONG-TERM BORROWINGS FROM AFFILIATES

The Company has a $600 million term loan agreement with RBUS2 LLC, an RBC affiliate. The loan matures on April 4, 2011, with no scheduled principal payments until maturity and is unsecured. Interest is paid quarterly and is based on a floating rate of 90-day LIBOR, as of each reset date, plus 0.40% (.68% at October 31, 2009).

15. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at October 31, 2009, are as follows (in thousands):

Subordinated debt entered into on August 29, 2008 with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent, maturing on August 31, 2011, with interest rate of 3 months LIBOR plus 1.46% (1.74% at October 31, 2009)	$ 525,000
Subordinated debt entered into on March 31, 2008 with RBC USA Holdco Corporation, maturing on March 31, 2011, with interest rate of 3 months LIBOR plus 0.50% (0.78% at October 31, 2009)	350,000
Subordinated debt entered into on May 30, 2008 with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent, maturing May 31, 2011, with interest rate of 3 months LIBOR plus 1.25% (1.72% at October 31, 2009)	100,000
Subordinated debt entered into on February 27, 2009, maturing on February 29, 2012, with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent, with interest rate of 3 months LIBOR plus 1.70% (1.98% at October 31, 2009)	171,000
Subordinated debt entered into on October 17, 2005 with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent, maturing on October 31, 2010 with interest rate of LIBOR plus 0.75% (1.03% at October 31, 2009)	240,000
Total	$ 1,386,000

All liabilities subordinated to claims of general creditors are covered by agreements approved by the New York Stock Exchange and are available for computing the Company's net capital pursuant to the Securities and Exchange Commission's uniform net capital rule. To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements they may not be repaid (see Note 20).

16. STOCKHOLDER'S EQUITY

The Company has authorized 160,000 shares of common stock and issued 150,708 shares of common stock to the Parent, at $0.125 par value.

The Company has authorized 100 shares and issued one share of non-voting, non-convertible, non-interest bearing preferred stock, with liquidation preference of $10 thousand, that was purchased by RBC Capital Markets Arbitrage S.A. ("CMA") with par value of $0.10 per share.

The Company received $250 million of capital contributions from the Parent. These contributions were utilized by the Company to support its regulatory capital requirements.

The Company declared and paid $50 million in a dividend to the Parent.

17. EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution retirement plan, the RBC-U.S.A. Retirement and Savings Plan (the "Plan"), available to substantially all full-time employees. Participants may contribute both on

a pre-tax and/or Roth 401(k) basis, up to 50% of their eligible compensation subject to certain aggregate limitations. Participants who are at least age 50 may make additional pre-tax contributions subject to certain aggregate limits. Additionally, all participants may contribute up to another 5% of eligible compensation on an after-tax basis. The Plan's year runs from January 1 to December 31.

The Company matches employee contributions up to a maximum of 6% of eligible pre-tax and/or Roth 401(k) compensation, which is invested at the direction of the participant. Employees must complete one year of service to be eligible to receive this contribution with at least 1,000 hours of service. Financial consultants are limited to a total company match of $1.5 thousand. Company matching contributions gradually vest over the first five years of service with RBC or any of its subsidiaries, with immediate vesting on contributions after five years.

The Company's policy is to fund plan costs currently.

18. DEFERRED COMPENSATION & BENEFIT PLANS

Pension Plan

Effective October 31, 2002, the Company merged its defined benefit pension plan into the Pension Plan for United States Dollar-Based Employees of Royal Bank of Canada and Affiliates (the "RBC Plan"). The RBC Plan sponsored by the Ultimate Parent covers employees of the Company meeting certain eligibility requirements prior to December 31, 1996. Effective December 31, 1996, the plan was frozen. Under this curtailment, the plan will continue to exist but no further benefits will accrue to the participants.

Wealth Accumulation Plan

The Company maintains a non-qualified deferred compensation plan for key employees under an arrangement called the RBC US Wealth Accumulation Plan. This plan allows eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices, which include an RBC Share Account that tracks the value of RBC common shares. Certain deferrals may also be eligible for matching contributions by the Company. All matching contributions are allocated to the RBC Share Account. The fair value of matching contributions is based on quoted market prices. Other bonuses may also be paid into the plan. Employee deferrals are immediately 100% vested and matching contributions and/or bonuses can vest over a period of zero to five years starting after the plan year. Employees are entitled to the investment returns on their balances based on the performance of the mutual funds they select as well as RBC common shares.

In connection with its obligations under the RBC US Wealth Accumulation Plan, the Company has purchased shares of the various mutual funds offered in the Plan. These investments, which had a market value of $281.2 million at October 31, 2009, are included in other assets. The Company also entered into a total return swap with an affiliate of RBC related to its RBC Share Account obligation under the Plan, which expires in March 2010. Under the swap agreement, the Company pays interest to the counterparty at a rate based on 30 day LIBOR plus 0.02% on the notional value in exchange for receiving the rate of return on RBC common stock on the notional value.

At October 31, 2009, the Company had liability for these plans of $517.0 million in accrued compensation.

Performance Deferred Share Plan

The Company maintains a Performance Deferred Share Plan to make certain awards to select key employees of the Company. The awards are in the form of phantom RBC common shares. The fair value of the awards is based on the quoted market price of RBC common shares at the date of the grant. The grants are 50% fixed and 50% variable performance-based awards. For the performance-based award, the ultimate award earned by the employee may be increased or decreased by 50% depending on RBC's total shareholder return compared to a peer group of North American financial institutions, as defined in the plan.

The Company records the awards as a liability over a three year vesting period and adjusts its liability to reflect changes in the fair value of the common shares. Upon vesting, all amounts are paid to employees in cash based on the market value of the phantom shares. If an employee terminates prior to the end of the vesting period, the grant is forfeited and the accrued liability is credited to compensation expense.

The Company entered into total return swaps with an affiliate of RBC related to its phantom share obligation under the Plan, which expire in December 2009, December 2010 and December 2011. Under the swap agreements, the Company pays interest to the counterparty at a rate based on 90 day LIBOR plus 0.02% on the notional value in exchange for receiving the rate of return on RBC common stock on the notional value.

A summary of the status of the Company's non-vested phantom shares as of October 31, 2009, and changes during the year ended October 31, 2009, is presented below:

Non-vested Phantom Shares	Shares	Fair Value
Non-vested — October 31, 2008	251,886	38.73
Granted	236,588	28.24
Vested	(64,383)	29.89
Forfeited	(42,196)	50.40
Non-vested — October 31, 2009	381,895	50.40

The share-based liabilities paid in cash during fiscal year 2009 were $0.2 million. The total fair value of shares vested during the year was $1.9 million.

Omnibus and Functional Unit Plan

The Company also maintains an Omnibus and Functional Unit Plan ("FUP") to make certain awards to select key employees of the Company. The awards consist of deferred share units that notionally represent RBC common shares that vest two to five years from the date of grant. The fair value of the awards is based on quoted market prices of RBC common shares.

A summary of the status of the Company's non-vested RBC common shares in the Omnibus and FUP as of October 31, 2009, and changes during the year ended October 31, 2009, is presented below:

Non-vested RBC Common Shares	Shares	Fair Value
Non-vested — October 31, 2008	87,748	38.73
Granted	29,867	28.39
Vested	(22,932)	26.52
Forfeited	(7,859)	50.40
Non-vested — October 31, 2009	86,824	50.40

The share-based grants are paid in cash. During fiscal year 2009 no awards were paid and the total fair value of shares vested during the year was $0.6 million.

19. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities, at October 31, 2009, consist of the following (in thousands):

Payable to variable interest entities bondholders (see Note 21)	$	1,280,556
Income tax payable		82,011
Deferred revenue		65,107
Interest payable		52,419
Non-trade accounts payable		44,132
Money market fund customers reserve		35,000
Accrued rent reserve		28,454
Legal accruals		14,922
Other liabilities		90,613
Total accounts payable and accrued liabilities	$	1,693,214

20. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate debit balances arising from customer transactions, as defined.

The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17) which require that the Company maintain net capital, as defined, equal to 8% of the total risk margin requirement for positions carried in customer accounts and 4% of the total risk margin requirement for positions carried in noncustomer accounts, as defined. In addition, the NYSE may require a member firm to reduce its business if net capital is less than 4% of aggregate debits and may prohibit a firm from expanding its business if net capital is less than 5% of aggregate debits. At October 31, 2009, the Company had net capital of $1.1 billion, which was $979.1 million in excess of the required minimum net capital.

To allow RBC CMA to classify its assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for PAIB.

21. VARIABLE INTEREST ENTITIES

Structured Finance Variable Interest Entities

In 2008, the Company purchased ARS from entities which funded their long-term investments in student loans by issuing short-term senior and subordinated notes. Certain of these entities are VIEs. Principal and accrued interest on the student loans are largely guaranteed by government agencies. In the Company's role as auction remarketing agent to these entities, the Company is under no legal obligation to purchase the notes issued by these entities in the auction process. The Company holds significant variable interests in certain unconsolidated entities. The Company consolidates the entities where our investments expose the Company to a majority of the expected losses.

The following table provides information about VIEs as of October 31, 2009, in which the Company has significant variable interests, and those the Company consolidates because the Company is the primary beneficiary (in millions):

	Total assets	Maximum exposure to loss
Unconsolidated VIEs in which we have significant variable interests [1]		
Structured finance VIEs	$ 2,231	$ 796
	$ 2,231	$ 796
Consolidated VIEs [2]		
Structured finance VIEs	$ 1,474	$ -
	$ 1,474	$ -

(1) The maximum exposure to loss resulting from our significant variable interests in these VIEs consists of investments.

(2) Investors have recourse only to the assets of the related VIEs and do not have recourse to our general assets unless we breach our contractual obligations relating to those VIEs.

The Company performs qualitative, and in certain cases, quantitative, analyses to determine whether the Company is a primary beneficiary of a VIE based on the facts and circumstances and the Company's interest in the VIE. The following table presents the assets and liabilities of consolidated VIEs recorded on the Company's statement of financial condition (in millions):

Consolidated Assets	
Cash	$ 51
Other receivables	1,382
Other assets	41
Total	$ 1,474

Consolidated Liabilities	
Accounts payable and other liabilities	$ 1,281
Total	$ 1,281

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

Securities owned and securities sold, but not yet purchased, are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term collateralized receivables, including securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities, consisting of bank loans, securities loaned and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

ASC 825-10 provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for securities sold under agreement to resell and repurchase agreements.

The carrying amount of liabilities subordinated to claims of general creditors closely approximates fair value based upon market rates of interest available to the Company at October 31, 2009.

Fair Value Measurement – Definition and Hierarchy

The Company adopted the provisions of ASC 820, *Fair Value Measurements and Disclosures*, effective November 1, 2008. Under this ASC, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on transparency of inputs as follows:

- **Level 1** – inputs are quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

- **Level 2** – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data be correlation or other means.

- **Level 3** – one or more inputs used in valuation technique are unobservable and significant to the overall fair value measurement.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the

lowest level of input that is significant to the measurement of fair value. Valuation adjustments that may be made to ensure that financial instruments are reported at fair values include:

- Credit valuation adjustments that represent the estimated fair value of the credit risk of the external counterparties.

- Credit valuation adjustments to reflect the Company's credit quality in the valuation of the Company's liabilities.

- Liquidity adjustments for financial instruments that are not quoted in an active market when the Company believes that the amount realized on sale may be less than the estimated fair value due to low trading volumes.

- Model and parameter adjustments to reflect the impact of use of unobservable model inputs. These adjustments are necessary when instruments are valued using model inputs which are not observable and are subject to significant management judgment.

The following table presents the financial instruments measured at fair value on a recurring basis as at October 31, 2009 categorized by the valuation hierarchy set out in ASC 820 (in thousands):

| | Fair value measurements using | | | |
	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
Financial assets				
Securities purchased under agreement to resell	$ -	$ 8,305,197	$ -	$ 8,305,197
Securities owned:				
U.S. and Canadian government and agency obligations	-	6,916,722	-	6,916,722
State and municipal obligations	-	210,604	1,454,147	1,664,751
Corporate obligations	-	1,908,655	933,991	2,842,646
Equities and warrants	237,478	201	-	237,679
Preferred stocks [1]	-	-	474,000	474,000
Mututal funds [2]	281,214	-	-	281,214
Commercial paper	-	830,378	-	830,378
Money market funds	-	1,310,187	-	1,310,187
Other	9,853	142,303	-	152,156
	$ 528,545	$ 19,624,247	$ 2,862,138	$23,014,930
Financial liabilities				
Securities sold under agreements to repurchase	$ -	$ 16,057,689	$ -	$16,057,689
Securities sold, but not yet purchased:			-	
U.S. and Canadian government and agency obligations	-	3,077,099	-	3,077,099
State and municipal obligations	-	538	-	538
Corporate obligations	-	1,085,434	-	1,085,434
Equities and warrants	102,360	-	-	102,360
Commercial paper	-	2,762	-	2,762
Money market funds	-	394	-	394
Other	54,463	51,430	-	105,893
	$ 156,823	$ 20,275,346	$ -	$20,432,169

(1) Primarily represents auction rate securities
(2) Wealth accumulation plan assets (see Note 18)

Level 2 valuation techniques:

Securities purchased/sold under agreement to resell/repurchase:

The fair value of reverse repurchase and repurchase agreements are determined using discounted cash flow models using multiple market inputs including interest rates and spreads. The inputs are generally from actively quoted markets and can be validated through external sources including brokers, pricing services, and market transactions.

U.S. and Canadian government and agency obligations:

U.S. and Canadian government and agency obligations are generally valued using market price quotations not obtained from an exchange.

State and municipal obligations (excluding ARS):

State and municipal bonds or generally valued using market price quotations not obtained from an exchange. Accordingly, these securities are categorized in Level 2 of the fair value hierarchy.

Corporate obligations (including commercial paper):

The fair value of corporate debt is estimated using market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis differences between cash and derivative instruments.

Equities and warrants:

Exchange traded securities are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy. To the extent that the securities are not listed, actively traded or restricted, valuation adjustment are applied and the securities are generally categorized in Level 2 of the fair value hierarchy.

Commercial Papers:

See corporate obligations above.

Money market funds:

Money market mutual funds are valued using the published net asset value ("NAV") of the fund. The NAV of the funds are at amortized cost, in accordance with rules under the Investment Company Act of 1940 (rule 2a-7). Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted market price from an exchange, such securities are categorized as Level 2 of the fair value hierarchy.

Certificates of deposits (in "Other")

The fair value of certificates of deposit is estimated using yield curves and credit spreads. The yield curves spreads are from actively quoted markets and can be validated through external sources including brokers, pricing services, and market transactions.

Level 3 valuation techniques:

Level 3 financial instruments are primarily ARS with long-dated maturities and significant unobservable spreads. The fair value of ARS is determined using independent external market data, where available, and an internally developed methodology to discount for the lack of liquidity and non-performance risk in the current market environment. Inputs that impact the valuation of the ARS are the underlying collateral types, structure, liquidity considerations, independent external market data, the maximum interest rate and quality of underlying issuers/insurers.

23. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company attempts to minimize credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized in the consolidated statement of financial condition.

The Company has risk management policies that limit the size and risk of securities owned and securities sold, not yet purchased. The Company also monitors inventories for factors that include credit and concentration risk, contract length and inventory age. These inventories are held primarily for distribution to individual and institutional clients in order to meet those clients' needs.

As part of its broker-dealer activities, the Company purchases and sells a variety of cash and derivative financial instruments in order to reduce exposure to market risk. Market risk includes changes in interest rates, currency exchange rates, indices or value fluctuations in the underlying financial instruments. The Company's hedging strategy involves the purchase and sale of derivative financial instruments to offset market risk associated with other transactions.

The Company may also pledge customers' securities as collateral for bank loans, securities loaned, or to satisfy margin deposit requirements of various clearing agents and exchanges. In the event the Company's counterparty is unable to return the securities pledged, the Company might need to acquire the securities at prevailing market prices. In the case of repurchase agreements, the Company risks holding collateral at a market value less than contract value of the repurchase agreement. To control these risks, the Company monitors the market value of securities pledged and requires adjustments of collateral levels when deemed necessary.

The Company mitigates risk by requiring customers to maintain margin collateral in compliance with both regulatory and internal guidelines. The Company monitors necessary margin levels daily and requires customers to either deposit additional collateral or reduce margin positions. Market declines could reduce the collateral value to below the amount the Company has loaned, plus interest, before the Company is able to sell the collateral.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

December 21, 2009

RBC Capital Markets Corporation
One Liberty Plaza
New York, New York 10006

In planning and performing our audit of the consolidated financial statements of RBC Capital Markets Corporation and Subsidiaries (the "Company") as of and for the year ended October 31, 2009 (on which we issued our report dated December 21, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those

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practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at October 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP